May 24, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	ClubCorp, Inc.
Annual Report on Form 10-K for the year ended December 28, 2004
Filed April 12, 2005
File No. 33-89818

Dear Ladies and Gentlemen:

On behalf of our client, ClubCorp, Inc. (“ClubCorp”), we submit the following responses to the letter dated May 5, 2005, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to ClubCorp’s Form 10-K for the year ended December 28, 2004 (the “Form 10-K”). Please be advised that the responses contained herein, and the information provided herein, have been prepared by, and obtained from, ClubCorp. For your convenience, the Staff’s comments have been reproduced immediately preceding ClubCorp’s response.

Financial Statements

Note 11. Segment Reporting, page F-21

1.	SFAS 131 requires disclosure of information about reportable operating segments, including “a measure of segment profit or loss.” The amount of segment profit or loss reported should be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. If more than one segment profitability measure is used, paragraph 30 of the statement requires that the reported measure should be that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements. You represent that you evaluate segment performance and allocate resources based upon each segment’s “EBITDA.” However, you actually report a figure representing segment operating income in your footnote as well. Further, the operating discussions presented in the business section of your filing (pages 4-6) clearly focus on segment operating income. We note that these discussions cross-reference directly to Note 11. Your MD&A discussions focus on segment operating income as well. On the basis of the narrative disclosures you have presented throughout your filing, we believe that segment operating income is the measure of segment profitability that should be reported in Note 11. Further, if “EBITDA” is not the measure of segment profitability for which disclosure is required pursuant to SFAS 131, it constitutes a non-GAAP financial measure. As such, its presentation in your financial statements and in MD&A is not appropriate. Please see Questions 18 and 19 of the June 13, 2003 FAQ regarding the use of non-GAAP financial measures for guidance and revise or advise. We may have additional comments upon review of any supplemental response.

Response:

The Company believes that “EBITDA” is the measure of segment profitability for which disclosure is required pursuant to SFAS 131. “EBITDA” is the only measure of segment profitability that is provided to the chief operating decision maker. Operating income is not included in the periodic financial information provided to the chief operating decision maker. The Company had previously inappropriately believed they were required to provide a GAAP measure (operating income) in addition to “EBITDA” (a non-GAAP measure) in the segment footnote, and they believed the MD&A section should be based on the GAAP measure.

Periodic financial information is provided to the chief operating decision maker (the Company’s Chief Executive Officer) for the purpose of making decisions about allocating resources to segments and assessing performance. This information is provided in the form of an “Executive Financial Review” package. The package includes financial information for all segments of the Company’s operations based on “EBITDA”. Management uses “EBITDA” as the primary measure of profitability because it most accurately represents the recurring operations of the Company and is used by external lenders and investors to determine compliance with debt covenants and the overall value of the Company.

Based on guidance in Questions 18 and 19 of the June 13, 2003 FAQ, the Company realizes that “EBITDA” is the required measure to be disclosed in accordance with SFAS 131. Therefore, it should be discussed in its MD&A section.

In accordance with SFAS 131 and the guidance in Questions 18 and 19 of the June 13, 2003 FAQ, the Company proposes the following revisions to its future disclosures:

•	Revise the “Segment Reporting” note in the Notes to Consolidated Financial Statements to remove operating income (loss) and depreciation and amortization.

•	Revise the operating discussions presented in the business section to remove segment operating income.

•	Revise the segment tables in the Company’s MD&A discussion to remove segment operating income and revise the Company’s MD&A discussion in the related narrative to remove segment operating income and replace it with a discussion of segment “EBITDA”. Additionally, in accordance with guidance provided by Question 19 of the June 13, 2003 FAQ, the Company will include in the MD&A a complete discussion of all reconciling items between “EBITDA” and operating income that apply to the particular segment being discussed.

Note 12. Benefit plans, page F-25

2.	See the section of ‘Detail Of Options Exercisable.’ As the range of the high and low exercise prices for options is wide, the exercise prices should be segregated into ranges that are meaningful for assessing the number and timing of additional shares that may be issued. Please expand your disclosure accordingly. See paragraph 48 of SFAS No. 123.

Response:

As requested, the Company will revise the “Benefit Plans” note in the Notes to Consolidated Financial Statements, to include a segregation of the following ranges of the high and low exercise prices for options: $8.60 - $9.30, $9.42 - $11.49, $12.10 - $14.21, and $16.38 - $17.71. Furthermore, for each range shown, the Company will expand the disclosure to include the number outstanding, weighted average remaining contractual life and weighted average exercise price for options outstanding, as well as the number exercisable and weighted average exercise price for options exercisable.

Additional Proposal

The Company would like to propose to the Staff that it make all of these revisions to its filings on a prospective basis, beginning with the Quarterly Report on Form 10-Q for the quarterly period ending June 14, 2005, for the following reasons:

•	The proposed revisions to the “Segment Reporting” note in the Notes to Consolidated Financial Statements and the Company’s MD&A are important, especially from a standpoint of consistency in presentation. However, in the Company’s particular situation, the specific changes will not materially alter the disclosures. Any discussion of operating income in the MD&A will not be materially different than the corresponding discussion of “EBITDA”. In addition, all reconciling items will be discussed along with the Company’s discussion of “EBITDA” in accordance with guidance provided in Question 19 of the June 13, 2003 FAQ. Therefore, the disclosures and discussions included in the Company’s Financial Statements and MD&A are factually correct and any decisions made by a lender and/or investor of the Company based on reliance on these disclosures would not be affected.

•	The Company is not publicly traded and, as such, there is no public market for its stock or stock options. Historically, the exercise of stock options have been very minimal with none occurring during the last three fiscal years.

•	Filing an amendment to our Form 10-K would be costly in both time and effort. As part of those costs, the Company would incur fees related to a review from both its current and former independent registered public accounting firms.

ClubCorp acknowledges that: (i) ClubCorp is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) ClubCorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any members of the Staff have any questions or comments concerning the enclosed materials, please contact Garrett A. DeVries, Esq. at (214) 651-5614.

Very truly yours,

/s/ Garrett A. DeVries
Garrett A. DeVries
(214) 651-5614 garrett.devries@haynesboone.com

cc:	Ms. Beverly A. Singleton, Staff Accountant
Ms. Margery Reich, Senior Staff Accountant
David R. Humphrey, Accounting Branch Chief

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